

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

> **Re:** **Flint Telecom Group, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed March 24, 2011**
> **File No. 333-171812**

Dear Mr. Browne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. Please reconcile the figures for the expenses of this offering disclosed on this page with those contained on page 49.

Unaudited Pro Forma Combined Financial Information June 30, 2010 and September 30, 2010, page F-115

2. We note your response to comment one from our telephone call on March 21, 2011. However your response only provides the reasons for your acquisitions and your calculation of the acquired companies net present value. This net present value however does not tie into the value of your Series H Convertible Preferred Stock. In addition on page F-115 you state "the Merger Stock was valued at $6,000,000 in the aggregate, <u>based</u>

on the liquidation value, ½ of which, or $3,000,000 worth, was issued on the Closing Date." If you used liquidation value to determine the fair value of the convertible preferred stock, tell us why you believe that is appropriate. Also tell us how you determined the value of the related beneficial conversion feature. Refer to ASC 470-20.

Exhibit 5.1

3. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joseph M. Lucosky, Esq.
Loan Nisser, Esq.
Lucosky Brookman
Via Fax: (732) 395-4401